Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-105195

          Prospectus Supplement to Prospectus dated December 15, 2003.


                                2,000,000 Shares


                                 OMI Corporation


                                  Common Stock


                                   ----------
      The common stock is listed on the New York Stock Exchange under the symbol "OMM". The last reported sale price of the common stock on June 24, 2004 was $11.76 per share.

      See "RISK FACTORS" ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


                                   ----------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                   ----------


                                                      Per Share       Total
                                                      ---------       -----
Initial price to public                               $11.75         $23,500,000
Underwriting discount (1)                             $--            $   --
Proceeds, before expenses, to OMI Corporation         $11.75         $23,500,000


(1) The underwriters may receive from the purchaser of the shares normal brokerage commissions in amounts agreed upon with such purchaser.

                                   ----------

      The underwriters expect to deliver the shares against payment in New York, New York on June 29, 2004.


GOLDMAN, SACHS & CO.                                    DAHLMAN ROSE WEISS, LLC
SOLE LEAD MANAGER AND BOOKRUNNER


                                   ----------

                   Prospectus Supplement dated June 24, 2004.

        ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus", we are referring to the base prospectus only.

      If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      IN THIS PROSPECTUS SUPPLEMENT, "WE", "OUR", "US", AND "OMI" REFER TO OMI CORPORATION.

FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as "believe," "estimate," "project," "intend," "expect," "plan," "anticipate," and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Our forward-looking statements include, without limitation:

      o estimates of when new vessels will be delivered by shipyards to the Company and when they may be chartered by customers;

      o   statements as to the acquisition of vessels;

      o statements as to the projected development of the Company's strategy and how it may act to implement its strategy;

      o estimates of future costs and other liabilities for certain environmental matters and investigations and the expectations concerning insurance coverage therefor; and

      o   estimates of capital requirements and the sources of funding.

      Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. Such risks include, but are not limited to, supply of tankers, demand for their use, world economic activity, breakdown of vessels and resultant time out of service as well as repair cost, availability and cost of insurance, governmental regulation, customer preferences and availability and cost of financing.

      All subsequent written and oral forward-looking statements attributable to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements. We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

                                   THE COMPANY

      We are a major international owner and operator of crude oil tankers and product carriers. Our fleet currently comprises 36 vessels, primarily Suezmaxes and product carriers, aggregating 3.0 million deadweight tons. We currently have 23 of our vessels on time charter. We currently have on order five 37,000 and one 47,000 dwt ice class 1A product carriers. Two of these vessels are scheduled to be delivered in 2004, three in 2005 and the last in 2006.

                               RECENT DEVELOPMENTS

VESSEL ACQUISITIONS AND DISPOSITIONS

      On June 23, 2004, we reached an agreement in principle to acquire four Suezmax vessels and eight product carriers under construction at Hyundai Mipo Shipyard from Athenian Sea Carriers, Ltd. The total consideration to be paid is approximately $585 million in cash, including approximately $393 million payable by August 2004 and the remaining approximately $192 million payable to the shipyard upon delivery of the product carriers between November of 2004 and June of 2006. We expect to take delivery of the Suezmax vessels and one of the product carrier newbuildings between the end of June and August of this year.

      The following is a list of the ships:


Vessel                                             Year Built / Date Delivered
--------------------                               ----------------------
Suezmax (1)                                        2003
Suezmax                                            2003
Suezmax                                            2004
Suezmax                                            2004
47,000 dwt Handymax (2)                            June 2004
47,000 dwt Handymax                                November 2004
47,000 dwt Handymax                                January 2005
47,000 dwt Handymax                                April 2005
47,000 dwt Handymax                                March 2006
47,000 dwt Handymax                                April 2006
47,000 dwt Handymax                                May 2006
47,000 dwt Handymax                                June 2006



-----------------

(1) One of the Suexmaxes built in 2003 is on time charter until November 25, 2006.

(2)   The vessel is committed to a time charter for six months upon delivery.

      In accordance with customary industry practice, the parties are finalizing a binding Sale Agreement, and the definitive documentation of the purchase is expected to be completed by the end of June. The definitive documentation of the purchase will contain customary closing conditions. There is no assurance that the purchase will be consummated on the terms set forth above.

      We are also in advanced negotiations for the acquisition of two additional modern Suezmax vessels, which are sister ships to others in our existing fleet, from another seller. No assurances can be provided at this time whether or not these two additional vessels will ultimately be purchased.

      During June 2004, we sold two single hull vessels, the Elbe, which was built in 1984, and the Volga, which was built in 1981. We will recognize a gain of approximately $300,000 on the sale in the second quarter of 2004.

STELMAR

      In May 2004, we announced an offer for a possible business combination with Stelmar Shipping Ltd. On June 9, 2004, we announced that we had formally withdrawn the offer. We have publicly stated that if Stelmar's Board of Directors were to express a willingness to engage in discussions with us with respect to the possible combination of the companies, we continue to be prepared to participate. We have received a letter from the Securities and Exchange Commission requesting information relating to the proposed transaction to which we are responding.

CONCURRENT OFFERING

      We are selling 2,000,000 shares of common stock pursuant to this offering. Concurrently, through a separate offering underwritten by Goldman, Sachs & Co. and Dahlman Rose Weiss, LLC, we are selling 9,000,000 shares of common stock for $11.75 per share, subject to an underwriting discount. In connection with such offering, we have granted Goldman, Sachs & Co. and Dahlman Rose Weiss, LLC an option to purchase up to 1,350,000 additional shares of common stock based on the same terms, and such option is exercisable within 30 days of the date hereof. The net proceeds from that offering together with the net proceeds from this offering will be used to partially fund the purchase of vessels from Athenian Sea Carriers, Ltd.

DOJ SETTLEMENT

      In January 2004, we reached an agreement with the Department of Justice pursuant to which we pleaded guilty to one count of knowingly violating regulations promulgated under the Act to Prevent Pollution from Ships by failing to maintain an "oil record book" on one of our vessels. The violations were the result of crew members on a vessel acting in violation of our policies without the knowledge of our management. The case was originally brought forth by the U.S. Attorney's office in Newark, New Jersey. Sentencing in connection with the violations is currently scheduled to take place on July 19, 2004. If the presiding judge sentences us according to the agreement, we will pay a $4.2 million fine and serve a probationary period of three years.

DIVIDEND POLICY

      In the first quarter of 2004, we revised our policy with respect to the payment of dividends and decided to commence paying regular quarterly dividends on our common stock. For the first quarter of 2004, we declared a dividend of $0.05 per share payable on April 14, 2004 to holders of record on March 22, 2004. For the second quarter of 2004, we declared a dividend of $0.05 per share payable on July 14, 2004 to holders of record on June 24, 2004. The shares being sold in the offerings will not participate in the second quarter dividend.

      Prior to 2004, we had a long-standing policy of retaining cash for use in our business and not paying dividends. Any determination by us to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, capital restrictions, covenants and other factors deemed relevant by our Board of Directors. Payment of dividends is limited by the terms of certain agreements to which we and our subsidiaries are party.

                                 USE OF PROCEEDS

      We expect to receive approximately $23,450,000 in net proceeds from this offering after deducting estimated offering expenses payable by us of approximately $50,000. We intend to use the net proceeds from this offering together with the net proceeds of the concurrent offering described above as partial payment for the vessels to be acquired from Athenian Sea Carriers, Ltd. as described in "Recent Developments - Vessel Acquisitions and Dispositions". We intend to fund the remaining portion of the purchase price with borrowings under our existing revolving credit agreement, existing cash and cash flow from operations prior to the relevant delivery dates of the vessels.

      In the event that we do not consummate the purchase of the vessels, the net proceeds from the sale of shares offered hereby will be used for general corporate purposes.

                                  UNDERWRITING

      OMI and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

                                   Underwriters                Number of Shares
                                    -----------                ---------------

    Goldman, Sachs & Co. ........................................   1,750,000
    Dahlman Rose Weiss, LLC .....................................     250,000
                                                                   ----------
      Total .....................................................   2,000,000

      The underwriters are committed to take and pay for all of the shares being offered.


      All 2,000,000 shares are being sold to a single institutional investor. Such institutional investor may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

      OMI and its officers and directors have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any of their common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, OMI common stock or any such substantially similar securities during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co.; provided that, in the case of the Company's lock-up agreement, such restriction will not apply to: (i) securities issued pursuant to employee stock option or incentive plans (including, as applicable, pursuant to an effective sales plan under Rule 10b5-1 of the Exchange Act) existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, June 24, 2004; (ii) offers made to the shareholders of Stelmar pursuant to a tender or exchange offer or merger for all or substantially all of the capital stock of Stelmar;
(iii) the transactions contemplated by the underwriting agreement dated June 24, 2004 between OMI and the underwriters in connection with the issue and sale by OMI of 9,000,000 shares of common stock; and (iv) securities issued in connection with the purchase of assets or stock by OMI or any of its subsidiaries to the extent that the aggregate market value of such securities does not exceed 10% of the market capitalization of OMI as of June 24, 2004 (giving effect to the offering contemplated hereby), provided that the recipients of such securities will have entered into a lock-up agreement. The lock-up agreement entered into by the officers and directors of OMI is subject to certain limited exceptions.

      OMI estimates that its share of the total expenses of the offering will be approximately $50,000.

      OMI has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      The underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for OMI, for which they received or will receive customary fees and expenses.

                                  LEGAL MATTERS

      The validity of the common stock being offered hereby will be passed upon for us by Fredric S. London, Esq., Senior Vice President and General Counsel of the Company. Certain legal matters in connection with the issuance of the common stock will be passed upon for us by Coudert Brothers LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus supplement by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   PROSPECTUS


                                 OMI CORPORATION


                                  $250,000,000

                                 Debt Securities
                                  Common Stock
                                 Preferred Stock
                                    Warrants

Under this prospectus we may from time to time offer, in one or more series, the following securities for sale:

o    our debt securities;

o    shares of our preferred stock;

o    shares of our common stock; or

o    warrants to purchase our common stock, preferred stock, or debt securities.

We use the term "securities" in this prospectus to refer to any of the securities we may offer in connection with this prospectus, unless we state otherwise.

The aggregate initial offering price of the securities offered by OMI hereby will not exceed $250,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus may not be used to consummate a sale of these securities unless accompanied by a supplement to the prospectus. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer any combination of these securities at prices and on terms to be determined at or prior to the time of sale. In addition, various selling shareholders may offer and sell shares of our common stock from time to time.

We may sell the securities to or through underwriters, through dealers or agents or directly to purchasers. Any accompanying prospectus supplements will set forth the names of any underwriters, dealers or agents involved in the sale of the securities in respect of which this prospectus is being delivered, the amounts proposed to be purchased by them, any applicable fee, commission or discount arrangements with them, the initial public offering price and the net proceeds. See "plan of distribution."

The common stock is listed on the New York Stock Exchange under the symbol "OMM." Any shares of common stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to an official notice of issuance.

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                The date of this prospectus is December 15, 2003

                                TABLE OF CONTENTS



Available Information..........................................................2
Liability and Indemnification of Directors and Officers of OMI.................2
Risk Factors...................................................................2
Incorporation of Certain Information by Reference.............................10
The Company...................................................................12
Description of Debt Securities................................................12
Description of Warrants.......................................................20
Description of Capital Stock..................................................22
Use of Proceeds...............................................................24
Ratio of Earnings to Fixed Charges............................................24
Common Stock Price Range......................................................25
Plan of Distribution..........................................................25
Legal Matters.................................................................29
Experts.......................................................................29

                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, file reports, proxy statements and other information with the Securities and Exchange Commission.

         We have filed with the SEC a registration statement on Form S-3, together with all amendments and exhibits thereto, under the Securities Act of 1933 for the registration of the Common Stock and Rights offered here. This prospectus constitutes a part of the registration statement and does not contain all the information set forth therein, certain parts of which have been omitted as permitted by the rules and regulations of the SEC. Any statements contained in this prospectus concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. For further information regarding OMI and the securities offered hereby, you should refer to the registration statement.

OMI CORPORATION

         We file annual reports and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference facilities at:

         Judiciary Plaza, Room 1024, 450 Fifth Street, N.W.,
         Washington, D.C. 20549;

         500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

         233 Broadway, 13th Floor, New York, New York 10279.

         You may also read and copy any document that OMI files at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Section. Also, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC. In addition, you may inspect reports, proxy statements and other information concerning OMI at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS OF OMI

         Under our articles of incorporation and bylaws, we limit the personal liability of directors and officers to the fullest extent permitted by Marshall Islands law. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted in respect of directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy and therefore unenforceable.

                                  RISK FACTORS

         An investment in our securities offered by means of this prospectus is subject to various risks, including the cyclical nature of the tanker industry and its dependence on oil markets; our dependence on spot oil voyages; environmental and other regulation; our potential inability to achieve and manage growth; the following specific risks as well as various other risks. Purchasers should review and consider carefully these risks, as well as all of the other information and factors disclosed in this prospectus and the accompanying prospectus supplement.

                         RISKS RELATED TO OUR INDUSTRY

         Our substantial leverage and financial covenants could affect our ability to incur additional indebtedness or engage in certain transactions.

         The degree to which we are leveraged now or in the future could have important consequences to common stockholders, including the following:

     o our ability to obtain additional financing for working capital, capital expenditures and vessel acquisitions may be impaired,

     o a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of and interest on our indebtedness,

     o our leverage may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures,

     o we have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition or regulation;

     o rising interest rates could have a material adverse effect on us since a substantial portion of our indebtedness bears interest at variable rates, and

     o if we are unable to service our debt our creditors could accelerate our debt and foreclose our fleet.

         The shipping industry is capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. Our lenders have imposed financial and other covenants that require liens on the vessels financed and the cash flow they generate and limit borrowing availability based on the value of the collateral pledged. Borrowings are generally at variable rates, causing us to be sensitive to changes in prevailing interest rates. This may influence our ability to raise additional capital to fund our operations or vessel acquisitions.

THE NATURE OF OUR BUSINESS AND OUR FLEET MAKES OUR OPERATIONS DEPENDENT UPON FLUCTUATIONS IN THE OIL AND PETROLEUM PRODUCTS MARKETS.

         Our operating fleet consists of crude oil tankers and refined petroleum product carriers. As a result, our business is sensitive to changes in factors affecting the petroleum business and the transportation of crude oil and refined petroleum products.

         The demand for tanker capacity to transport crude oil and other petroleum products is influenced by among other factors:

     o increases and decreases in industrial production, particularly by OPEC and other key producers, and in the demand for crude oil and petroleum products;

     o   global and regional economic and political conditions;

     o   developments in international trade;

     o   environmental concerns and regulations;

     o   weather;

     o   substitution by, and availability of, alternate energy sources; and

     o   changes in seaborne and other transportation patterns.

         A change in any one of these factors could materially affect the demand for tanker capacity and charter rates. Historically, the crude oil and petroleum products markets have been volatile as a result of the many conditions and events that affect these factors.

THE INTENSE COMPETITION AND POTENTIAL FINANCIAL RESOURCES OF OUR COMPETITORS COULD AFFECT OUR MARKET POSITION.

         Competition in virtually every aspect of our business is intense. Competition in the ocean shipping industry varies primarily depending on the nature of the contractual relationship and the kind of commodity being shipped. We compete with other tanker owners, including major oil companies, and independent companies. Some international fleets are government-owned and some of our competitors have greater financial resources than we do. There can be no assurance that our competitive position will not erode in the future.

         To the extent that we enter new geographic areas or tanker market segments or provide new services, there can be no assurance that we will be able to compete successfully in entering such markets or market segments or in providing such services. New markets may involve competitive factors that differ from those of our current market segments and may include participants that have greater financial strengths and capital resources than those available to us, which could limit our ability to profitably compete.

AN INCREASE IN THE SUPPLY OF TANKER CAPACITY WITHOUT AN INCREASE IN DEMAND FOR TANKER CAPACITY WOULD LIKELY CAUSE CHARTER RATES TO DECLINE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND PROFITABILITY.

         The supply of tankers generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of tankers. If the amount of tonnage delivered exceeds the number of vessels being scrapped, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. Such a decline in charter rates would likely have a material adverse effect on our revenues and profitability.

OUR EXPOSURE TO THE SPOT MARKET COULD CAUSE OUR RESULTS OF OPERATIONS TO MATERIALLY DECLINE.

         A significant portion of our revenue is traditionally generated in the spot market. While most of our vessels, by number, are on time charters, most by deadweight tonnage participate in the spot market. The spot market is highly competitive and spot rates are subject to significant fluctuations. In the past, there have been situations where available spot rates declined below the operating costs for our vessels. Spot rates are affected by world economics, international events, weather conditions, strikes, government policies, supply and demand, and many other factors beyond our control. We cannot assure you that spot charters will be available at rates that will be sufficient to enable our vessels to be operated profitably.

SEASONAL VARIATIONS IN OPERATING RESULTS AND SIGNIFICANT CHANGES IN CHARTER RATES MAY AFFECT OUR REVENUES AND PROFITABILITY.

         We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, spot rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns in the winter months and other seasonal factors affecting supply which tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. As a result, our revenues and profitability have historically been weakest during the second quarter and early part of our third quarter.

OLDER VESSELS HAVE HIGHER OPERATING COSTS AND ARE LESS DESIRABLE TO CHARTERERS.

         Our fleet includes five tankers (including our only ULCC) that are 15 years of age or older, two of which are over 20 years of age. The economic lives of properly maintained tankers are estimated by us to be approximately 25 years. Customers prefer modern vessels over older vessels, which especially impacts the older vessels in weak markets. In general, expenditures necessary for maintaining a vessel in good operating condition increase with age. Due to improvements in engine technology, older vessels are typically less fuel efficient than more recently constructed vessels. In addition, changes in governmental regulations, safety or other equipment standards, particularly those relating to the phasing out or refitting of single hulled tankers, may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the trades in which the vessels may engage. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. We cannot assure you that market conditions will justify such expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives.

ENVIRONMENTAL REGULATIONS EXPOSE US TO LIABILITY, AND COMPLIANCE WITH SUCH REGULATIONS COULD REQUIRE SIGNIFICANT EXPENDITURES AND AFFECT OUR CASH FLOW AND NET INCOME.

         Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in the countries in which our vessels operate as well as the countries of their registration. Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

         The United States Oil Pollution Act of 1990 ("OPA 90") affects all vessel owners shipping oil or hazardous material to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.

         OPA 90 provides for the phase out of all non-double hulled tankers that carry oil in bulk in U.S. waters. The International Maritime Organization ("IMO") and the European Union also have adopted similar regulations applicable to vessels in international waters. The regulatory programs will require us to retrofit eight of our vessels with double hulls or remove them from operation, the first two in 2004 and the others between 2007 and 2017. Because retrofitting is prohibitively expensive, we will either seek new trade routes for these vessels or dispose of them. For additional information on these and other environmental requirements, including a table of the varying phase out dates applicable to our vessels under each of the regulatory programs, you should carefully review the information contained in "Business--Regulations".

         These regulations are likely to reduce the demand for single hulled vessels, force single hulled vessels into less desirable trading routes and increase the number of ships trading in those routes open to single hulled vessels. As a result, single hulled vessels are likely to be chartered less frequently and at lower rates.

         Additionally, increased regulation limiting the ability of older vessels to trade certain routes may force us to shorten the "useful life" of our vessels for accounting purposes. We currently depreciate the costs of our vessels over a 25 year life. If regulation significantly limits the ability of vessels older than 20 years from trading to certain countries, accounting standards may require us to change our depreciation period to 20 years. Such a change may reduce our book income.

ADDITIONAL LAWS AND REGULATIONS MAY LIMIT OUR ABILITY TO DO BUSINESS OR INCREASE OUR COST TO DO BUSINESS.

         We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age of the vessel and our status as owner or charterer. New laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations.

OPERATION OF TANKERS CARRIES INHERENT RISKS THAT MAY NOT ALL BE COVERED BY INSURANCE.

         The operation of any ocean-going vessel, and the transportation of crude oil and refined petroleum products, carry an inherent risk and the possibility of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, collisions, human error, war, terrorism, piracy, labor stoppages, business interruptions due to political action, hostilities, boycotts and other circumstances or events including spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. Our business is affected by these risks and others, including collisions, property loss to the vessels or cargo loss or damage.

         We cannot assure you that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, more stringent environmental regulations at times in the past have resulted in increased costs for, and in the lack of availability of, insurance against the risks of environmental damage or pollution.

         Under the terms of our vessel liability insurance programs, we are subject to calls payable to cover losses incurred by other members of the insurance associations. A catastrophic loss by one ship owner might result in us being required to pay a significant amount to the marine indemnity associations, which could adversely impact our business and financial condition.

WE ARE SUBJECT TO POLITICAL AND OTHER RISKS THAT MAY AFFECT CHARTER RATES AND OUR VOYAGES.

         Due to the international nature of our business and the fact that our vessels operate around the world, we are exposed to many risks, including changing economic, political and social conditions in countries where we do business or where our vessels are registered or flagged as well as war, terrorism or piracy. These factors may affect charter rates and the length and safety of voyages and ultimately may adversely affect our results of operations. In addition, because of such inherent risks, our ships may be precluded from sailing into areas of hostility.

         Additionally, as our corporate headquarters are located in the United States and as most of our officers and directors are U.S. citizens, we are subject to U.S. laws that restrict the countries with which our vessels may trade. U.S. law restricts our ability to send vessels to ports in certain countries including Libya and Iran, both of which are significant oil exporting countries. The countries subject to U.S. trade restrictions may change over time. To the extent that our competitors may accept charters to and from these countries, they have a competitive advantage over us.

BECAUSE THE MARKET VALUE OF VESSELS MAY FLUCTUATE SIGNIFICANTLY, WE MAY INCUR LOSSES WHEN WE SELL VESSELS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

         The market value of oil tankers may vary significantly over time based upon various factors, including: general economic and market conditions affecting the tanker industry; number of vessels in the world fleet; types and sizes of vessels available; changes in trading patterns affecting demands for particular sizes and types of vessels; cost of new buildings; prevailing level of charter rates; the laws and regulations governing the shipping industry; and technological advances in vessel design and propulsion.

         Declining vessel values could affect our ability to replace existing financings upon their expiration as well as raise cash generally, and thereby could adversely impact our liquidity. In addition, declining vessel values could result in a breach of certain loan covenants, which could give rise to events of default under the relevant financing agreements. There can be no assurance that the market value of our vessels will not decline, nor can there be any assurance that the market value of the vessels that are currently under construction or on order will not decline during the construction process.

OUR VESSELS COULD BE ARRESTED BY MARITIME CLAIMANTS WHICH COULD RESULT IN A SIGNIFICANT LOSS OF EARNINGS AND CASH FLOW FOR THE RELATED OFF-HIRE PERIOD.

         Crew members, suppliers of goods and services to our vessels, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by either arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings and cash flow for the related off-hire period.

         In addition, international vessel arrest conventions and certain national jurisdictions allow so-called "sister ship" arrests, that allow the arrest of vessels that are within the same legal ownership as the vessel which is subject to the claim or lien. Certain jurisdictions go further, permitting not only the arrest of vessels within the same legal ownership, but also any "associated" vessel. In nations with these laws, an "association" may be recognized when two vessels are owned by companies controlled by the same party. Consequently, a claim may be asserted against us, any of our subsidiaries or our vessels for the liability of one or more of the other vessels we own.

COMPANY SPECIFIC RISK FACTORS

WE ARE NOT A U.S. CORPORATION, AND THE HOLDERS OF NOTES MAY BE SUBJECT TO THE UNCERTAINTIES OF A FOREIGN LEGAL SYSTEM IN PROTECTING THEIR INTERESTS.

         Our corporate affairs are governed by our articles of incorporation and by-laws and by the corporate laws of the Marshall Islands. There have been few judicial cases interpreting the respective corporate laws of the Marshall Islands. Our security holders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would security holders of a corporation incorporated in a U.S. jurisdiction.

WE MAY BECOME SUBJECT TO U.S. FEDERAL INCOME TAXATION ON OUR U.S.-SOURCE SHIPPING INCOME.

         We believe that we currently qualify under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for an exemption from U.S. federal income tax on substantially all of our shipping income. This exemption may be lost if 50% or more of our stock is owned, for more than half the number of days during the taxable year, by persons who actually or constructively own 5% or more of our stock and we cannot qualify for an exemption from such rule. We can give no assurance that changes in the ownership of our stock will permit us to qualify for the Section 883 exemption in the future. If we do not qualify for an exemption pursuant to Section 883 of the Code, we will be subject to U.S. federal income tax, likely imposed on a gross basis at 4%, on our U.S.-source shipping income, which constitutes not more than 50% of our gross shipping income. In such a case, our net income and cash flow will be reduced by the amount of such tax.

IT MAY NOT BE POSSIBLE FOR OUR INVESTORS TO ENFORCE U.S. JUDGMENTS AGAINST US.

         Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located:

     o would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws; or

     o would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

WE ARE CURRENTLY COOPERATING WITH AN ENVIRONMENTAL INVESTIGATION WHICH COULD RESULT IN THE IMPOSITION OF PENALTIES OR FINES.

         We are cooperating with a criminal investigation by the U.S. Attorney's office in Newark, New Jersey of an allegation that crew members of one or more of our vessels, in the past, by-passed systems designed to prevent impermissible discharges of certain wastes into the water, presented false statements to the government and obstructed the government's investigation. As well as being violations of the MARPOL (Maritime Pollution) Convention and U.S. law, the activities under investigation violate our policies and directives. On May 10, 2002 a former master and former chief engineer of one our vessels entered guilty pleas in the U.S. District Court in Newark, New Jersey, to violations of U.S. Law involving false statement to the U.S. Coast Guard during a vessels port call in New Jersey on September 10, 2001. We expect, but cannot assure, that a substantial portion of the costs relating to this incident will be covered by our insurers, who have been duly notified.

         We have reached an agreement in principle with the U.S. Department of Justice (DOJ) following a previously announced investigation of an allegation that crew members of one of our vessels had bypassed systems designed to prevent impermissible discharge of used engine oils into the water and had presented false statements regarding the alleged bypass. Under the yet-to-be-executed agreement, we would plead guilty to one count of knowingly violating regulations promulgated under the Act to Prevent Pollution from Ships by failing to maintain an "oil record book" on one of our vessels. Additionally, the tentative agreement provides for the Company and DOJ to recommend to the Federal Court's sentencing discretion that the Company pay a $4.2 million fine and serve a probationary period of three years. There can be no assurance that we will be able to reach a definitive agreement with DOJ or that any such agreement would be approved by the court.

WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING SKILLED EMPLOYEES.

         Our success depends to a significant extent upon the abilities and efforts of our key personnel. The loss of the services of any of our key personnel or our inability to attract and retain qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results.

         We also depend heavily on a third party to whom we contract for crew management and technical services, Orinoco Marine Consultancy India Pvt. Ltd.
(OMCI), to attract qualified crew members for employment on our tankers. Although we pay competitive salaries and provide competitive benefits to our personnel, we cannot assure you that OMCI will be able to continue providing us with qualified crew members or vessel officers. If our relationship with OMCI deteriorated, we would have to obtain crew management services from a third party or perform them internally and potentially at a greater cost than what we currently pay for these services.

WE MAY FACE UNEXPECTED DRYDOCK COSTS FOR OUR VESSELS.

         Vessels must be drydocked periodically. The cost of repairs and renewals required at each drydock are difficult to predict with certainty and can be substantial. Our insurance does not cover these costs. In addition, vessels may have to be drydocked in the event of accidents or other unforeseen damage. Our insurance may not cover all of these costs. Large drydocking expenses could significantly decrease our profits.

WE MAY NOT BE ABLE TO RENEW TIME CHARTERS WHEN THEY EXPIRE.

         Substantially all of our product carriers operate on time charters. We cannot assure you that these time charters will be renewed, or if renewed, that they will be renewed at favorable rates. If, upon expiration of the existing time charters, we are unable to obtain time charters or voyage charters at rates comparable to those received under existing charters, our profitability may be adversely affected.

         If a time charter is terminated before expiration due to default or agreement, the vessel may be redelivered to us at times when we are unable to obtain rates which are as profitable as those on the terminated time charter, or not profitable at all. Two charterers, subsidiaries of Total S.A. and El Paso Corporation, have time charters on five of our vessels (three additional time charters are contracted to commence in 2004 with subsidiaries of Total) and seven vessels, respectively. Termination of several charters at one time, under the above circumstances, could materially impact our profitability.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR GROWTH STRATEGY.

         The continued growth of our fleet and expansion of our business is critical to our strategy. We may not be successful in expanding our operations and any expansion may not be profitable. Our future growth will depend upon a number of factors, both within and outside of our control. These include:

     o   our identification of new markets;

     o   our acceptance by new customers;

     o our identification and acquisition on favorable terms of acquisition candidates;

     o our successful integration of any acquired businesses with our existing operations;

     o   our ability to hire and train qualified personnel; and

     o   our ability to obtain required financing.

         The failure to effectively implement our growth strategy and deal with these factors could harm our business, financial condition and results of operations.

IT IS OUR CURRENT POLICY NOT TO PAY DIVIDENDS.

         Our Board of Directors has not declared dividends to this date. It is our current policy not to pay dividends, but to retain cash for use in our business. Any determination by us to pay dividends in the future will be at the discretion of the Board and will depend upon the results of our operations, financial condition, capital restrictions, covenants and other factors deemed relevant by the Board of Directors. Payment of dividends is limited by the terms of certain agreements to which we and our subsidiaries are party.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

         The market price of our common stock may be volatile. Factors that could cause that volatility include:

     o fluctuations in our annual or quarterly financial results or those of our competitors,

     o failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings,

     o the perceived risks associated with our possible future issuances of additional shares of common stock, including issuances under our common stock purchase agreement with Acqua Wellington North American Equities Fund, Ltd.,

     o   unfavorable publicity, and

     o changes in environmental and other laws or regulations which adversely affect our industry or us.

         In addition, our common stock purchase agreement with Acqua Wellington North American Equities Fund, Ltd. provides that, at our request, Acqua Wellington will purchase a certain dollar amount of shares at a discount, with the exact number of shares to be determined based on the daily volume weighted average price of our common stock over the draw down period for such purchase. As a result, if the per share market price of our common stock declines over the draw down period as a result of sales by Acqua Wellington or otherwise, Acqua Wellington will receive a greater number of shares for its purchase price, thereby resulting in further dilution to our stockholders and potential downward pressure on the price of our stock.

WE MAY ISSUE PREFERRED STOCK WHOSE TERMS COULD ADVERSELY AFFECT THE VOTING POWER OR VALUE OF OUR COMMON STOCK.

         Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions.

PROVISIONS IN OUR CORPORATE DOCUMENTS COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF SOME OF OUR STOCKHOLDERS BELIEVED IT WOULD BE BENEFICIAL.

         The existence of some provisions in our corporate documents could delay or prevent a change in control of our company, if the board of directors were opposed to the change of control. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

     o provisions relating to the classification, nomination and removal of our directors,

     o provisions limiting the right to call special meetings of our stockholders, and

     o the authorization given to our board of directors to issue and set the terms of preferred stock.

         In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in OMI without advance approval of our board of directors.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the documents we file with it, which means that we can disclose important information to you by referring you to those documents instead of reproducing that information in this prospectus.. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange
Act:

         1. Our Annual Report on Form 10-K for the year ended December 31, 2002;

         2. Our Proxy Statement for the 2002 annual meeting of stockholders;

         3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2003;

         4. All our Current Reports on Form 8-K filed on April 23, 2003, July 23, 2003, September 9, 2003, September 26, 2003, October 14, 2003, October 22,
2003, November 13, 2003, November 14, 2003 and November 24, 2003;

         5. The description of the Common Stock contained in our registration statements on Form 8-A, May 15, 1998, as amended on June 17, 1998 and the description of the Rights currently traded with the Common Stock contained in the Company's registration statement on Form 8-A, dated December 14, 1998, filed under Section 12 of the Exchange Act of 1934, including any subsequent amendments or reports filed for the purpose of updating such description.

         All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference into this prospectus and made a part hereof from the date of filing of such documents, except that the information required by Item 402 (i), (k) and (l) of Regulation S-K under the Securities Act and included in any such document is not incorporated herein. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or therein or in a subsequently filed document, that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         You may request a copy of these documents, at no cost to you, by writing or telephoning us at the following address:

         Fredric S. London, Esq.
         Senior Vice President and General Counsel
         OMI Corporation
         One Station Place
         Stamford, Connecticut 06902
         Tel: (203) 602-6700


RELIANCE ON INFORMATION

         You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

RECENT DEVELOPMENTS

On November 26, 2003, we closed a $200 million senior unsecured notes offering. The notes will bear interest at 7.625% and will be due in 2013. OMI will have the option to call the notes beginning in 2008. We intend to use proceeds from the offering to repay outstanding balances under our revolving credit facilities and for general corporate purposes. The notes were offered in an unregistered offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933. OMI will offer to exchange the unregistered notes for substantially identical registered senior unsecured notes following completion of the offering.

In December 2003, we obtained an eight year $50.4 million term loan to partially finance the purchase of two product carrier newbuildings, one of which will be delivered in March 2004 and the other in August 2004, both vessels will begin five year time charters upon delivery. The loan is split into two $25.2 million tranches. Each tranche will be repaid in 32 quarterly installments of approximately $0.45 million plus a balloon payment of $10.8 million due with the last installment. The outstanding balance of the loan bears interest at LIBOR plus an applicable margin 0.85% while the vessels have time charters.

We recently reached an agreement in principle with the Department of Justice
(DOJ) pursuant to which we would plead guilty to one count of knowingly violating regulations promulgated under the Act to Prevent Pollution from Ships by failing to maintain an "oil record book" on one of the vessels. Additionally, the tentative agreement provides for the Company and DOJ to recommend to the Federal Court's sentencing discretion that the Company pay a $4.2 million fine and serve a probationary period of three years. There can be no assurance that we will be able to reach a definitive agreement with DOJ or that any such agreement would be approved by the court. We expect, but cannot assure, that a sunstantial portion of the costs relating to this incident will be covered by our insurers, who have been duly notified.

IMO has announced the adoption of a revised accelerated phase out schedule for single hulled tankers along with other measures, including an extended application of the condition assessment program for single hulled tankers 15 years old or older and a ban on the carriage of certain heavy grades of oil in single hulled tankers, all of which are expected to enter into force April 5, 2005. We are currently assessing the effect of the new regulation upon us, but preliminarily believe that the new phase out schedule will cause approximately 40 million dwt to leave the tanker markets by the end of 2005, which is beneficial to the tanker markets. Several of our single hulled vessels may lose one to two years of useful life.


                                   THE COMPANY

         Our principal executive offices are located at One Station Place, Stamford, Connecticut 06902 (telephone: (203) 602-6700).



                         DESCRIPTION OF DEBT SECURITIES

         Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of debt securities and may, at the time of issuance, determine the rights, preference and limitations based on terms of such indenture agreements between us, as issuer, and a trustee. The following is a summary of some material provisions of debt securities that we may issue.

         The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be either senior debt securities, that rank on an equal basis with all our other senior unsecured and unsubordinated debt, or they will be subordinated debt securities that will have a junior position to all of our senior unsecured debt.

         The following description briefly sets forth certain general terms and provisions of the debt securities. The prospectus supplement for a particular series of debt securities will describe the particular terms of the debt securities we offer and the extent to which such general provisions may apply to that particular series of debt securities.

         Our senior debt securities will be issued under a senior debt indenture. Our subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an `indenture' and collectively as the `indentures'.

         The following summaries of certain provisions of the indentures are not complete and are qualified in their entirety by reference to the indentures. You should read the indentures for further information. If we make no distinction in the following summaries between the senior debt securities and the subordinated debt securities or between the indentures, such summaries refer to any debt securities and either indenture.

GENERAL

         We may offer either senior debt securities or subordinated debt securities through this prospectus. The indentures allow us to issue senior and subordinated debt securities from time to time up to the aggregate principal amount we authorize from time to time. Pursuant to the terms of the indentures, we may register additional debt securities and issue an unlimited total principal amount of debt securities. We may issue the debt securities in one or more series with the same or different terms. We may not issue all debt securities of the same series at the same time. All debt securities of the same series need not bear interest at the same rate or mature on the same date. Each indenture permits the appointment of a different trustee for each series of debt securities. If there is at any time more than one trustee under the indentures, the term `trustee' means each such trustee and will apply to each such trustee only with respect to those series of debt securities for which it is serving as trustee.

         We may offer senior debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. All references to debt securities, senior debt securities or subordinated debt securities are references to debt securities, senior debt securities or subordinated debt securities issued by us.

         Except as otherwise provided in the prospectus supplement relating to a particular series of debt securities, the indentures might not limit the amount of other debt, secured or unsecured, that we can issue, and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

         The following summary of the debt securities is not complete. The prospectus supplement will describe the particular terms of any debt securities we may offer and may differ from the terms below.

         The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

     o the designation, aggregate principal amount and authorized denominations of the debt securities;

     o the percentage (discount or premium) of principal amount at which the debt securities will be issued;

     o   the date or dates on which the debt securities will mature;

     o the rate or rates at which the debt securities will bear any interest or the method by which the rate will be determined;

     o   the dates on which and places at which any interest will be payable;

     o whether the debt securities are senior debt securities or subordinated debt securities;

     o   the terms of any mandatory or optional repayment or redemption;

     o if the debt securities are convertible into common shares, the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and whether conversion is mandatory, at the option of the holder or at our option;

     o any index used to determine the amount of payments of principal or any interest on the debt securities;

     o whether we will be obligated to pay any additional amounts in the event that certain other charges are imposed on payments on the debt securities as provided below under "--Payments of Additional Amounts";

     o whether we may redeem the debt securities before their maturity as a result of any amendment or change in taxes as provided below under "--Tax Redemption"; and

     o   any other terms of the debt securities.

         If interest is payable on the debt securities, the persons to which and the manner in which the interest will be paid will be set forth in the prospectus supplement relating to the debt securities. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

         Some of the debt securities may be sold at a substantial discount below their stated principal amount. These debt securities may either bear no interest or may bear interest at a rate which at the time of issuance is below market rates. The U.S. federal income tax consequences and other special considerations applicable to the discounted debt securities will be described in the prospectus supplement relating to these debt securities.

         Unless the prospectus supplement for a particular series of debt securities provides that the debt securities of that series may be redeemed at the option of the holder, the indentures and the debt securities will not provide for redemption at the option of a holder nor necessarily afford holders protection in the event of a highly leveraged or other transaction that might adversely affect holders.

GOVERNING LAW

         Debt securities offered through this prospectus will governed by the laws of the State of New York.

GLOBAL SECURITIES

         The debt securities of a series may be issued in the form of one or more global certificates that may be deposited with a depositary identified in a prospectus supplement. Unless a global certificate is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole and only to the depositary or to a nominee of the depositary or to a successor depositary or its nominee. Prospectus supplements will name the particular entity that may act as depositary.

         The related prospectus supplement will describe the specific terms of the depositary arrangement with respect to that series of debt securities. We anticipate that the following provisions will apply to all depositary arrangements.

         Unless otherwise specified in an applicable prospectus supplement, global securities to be deposited with or on behalf of a depositary will be registered in the name of such depositary or its nominee. Upon the issuance of a global security, the depositary for such global security will credit the respective principal amounts of the debt securities represented by such global security to the participants that have accounts with such depositary or its nominee. Ownership of beneficial interests in such global securities will be limited to participants in the depositary or persons that may hold interests through these participants.

         A participant's ownership of beneficial interests in these global securities will be shown on the records maintained by the depositary or its nominee. The transfer of a participant's beneficial interest will only be effected through these records. A person whose ownership of beneficial interests in these global securities is held through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

         So long as the depositary for a global security, or its nominee, is the registered owner of such global security, we will consider such depositary or such nominee, to be the sole owner or holder of the debt securities represented by such global security. Except as described below, owners of beneficial interests in global securities will not be entitled to have debt securities of the series represented by such global security registered in their names and will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form. We will not consider owners of beneficial interests in global securities to be the owners or holders of those debt securities under the indentures.

         We will make payment of principal of, premium, if any, and any interest on global securities to the depositary or its nominee, as the case may be, as the registered owner or the holder of the global security. Neither we, the trustee, any paying agent nor the securities registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests relating to such beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary for a permanent global security, upon receipt of any payment in respect of a permanent global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in `street name', and will be the responsibility of such participants.

         We will at any time and in our sole discretion determine not to have any debt securities represented by one or more global securities. In such event, we will issue debt securities in definitive form in exchange for all of the global securities representing such debt securities.

         If set forth in the applicable prospectus supplement, an owner of a beneficial interest in a global security may, on terms acceptable to us and the depositary, receive debt securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name.

REGISTERED AND BEARER SECURITIES

         Registered securities may be exchangeable for other debt securities of the same series, registered in the same name, for the same aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the office of the trustee. The holder will not pay a service charge for any such exchange or transfer except for any tax or governmental charge incidental thereto. If permitted by applicable laws and regulations, the prospectus supplement will describe the terms upon which registered securities may be exchanged for bearer securities of the series. If any bearer securities are issued, any restrictions applicable to the offer, sale or delivery of bearer securities and the terms upon which bearer securities may be exchanged for registered securities of the same series will be described in the prospectus supplement.

TAX REDEMPTION

         If the prospectus supplement for a particular series of debt securities provides, we may redeem that series of debt securities before their maturity, in whole or in part, if, at any time after the date of issuance of that series of securities, as a result of any:

     o amendment to, or change in, the laws of the Marshall Islands, the federal laws of the United States; or

     o change in the application or official interpretation of such laws or regulations,

where such amendment or change becomes effective after the date of the issuance of the series of debt securities (a "tax event"), we become, or will become, obligated to pay any additional amounts as provided below under "--Payments of Additional Amounts" and cannot reasonably avoid such obligation.

         Please refer to the prospectus supplement relating to the particular series of debt securities offered through this prospectus in order to determine the amount of notice that we may give before any redemption of a series of securities.

PAYMENTS OF ADDITIONAL AMOUNTS

         If the prospectus supplement for a particular series of debt securities provides, we may make all payments on the debt securities of that series without withholding or deduction for any taxes, or other governmental charges in effect on the date of issuance of the debt securities of that series or imposed in the future. In the event any other charges are imposed on payments on any debt security of that series held by you, we will pay to you additional amounts as may be necessary so that the net amounts receivable by you after any payment, withholding or deduction of tax or charge will equal the amounts of principal, any interest and any premium which would have been receivable on the debt security if there were no such payment, withholding or deduction. No additional amounts, however, will be paid to you, or to a third party on your behalf, for any such taxes or charges that have been imposed by reason of:

     o your presentation of the debt security for payment more than 30 days after the later of (1) the due date for such payment or (2) the date we provide funds to make such payment to the trustee;

     o any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax or governmental charge;

     o any tax or other governmental charge that is payable other than by withholding from payments on the debt security;

     o   any combination of the foregoing events or circumstances; or

     o any other circumstance as described in the prospectus supplement relating to the particular series of debt securities.

         Furthermore, no additional amounts will be paid with respect to any payment to you if you are a fiduciary or partnership or other than the sole beneficial owner of the payment if a beneficiary or settlor with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder. Any reference in this summary or in the indentures or the debt securities to principal or interest will be deemed also to refer to any additional amounts that may be payable as described in this paragraph.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         We, without the consent of the holders of any of the outstanding debt securities under either indenture, may consolidate with or merge into, or convey or transfer our properties and assets substantially as an entirety to, any corporation organized under the laws of the United States of America or any State or the District of Columbia or under the laws of the Republic of the Marshall Islands, provided, that:

     o the successor corporation assumes our obligations on all the debt securities and under the indentures;

     o after giving effect to the transaction no event of default under the indentures, and no event which, after notice or lapse of time, or both, would become an event of default, will have occurred and be continuing; and

     o   that various other conditions are met.

         Neither indenture restricts a merger or consolidation in which we are the surviving corporation.

MODIFICATION OF THE INDENTURES

         We may modify or amend the indentures without the consent of the holders of any of our outstanding debt securities for various enumerated purposes, including the naming, by a supplemental indenture, of a replacement trustee for a series of debt securities. We may modify or amend the indentures with the consent of the holders of a majority in aggregate principal amount of the debt securities of each series affected by the modification or amendment. No such modification or amendment may, however, without the consent of the holder of each debt security affected thereby:

     o   modify the terms or payment of principal or interest; or

     o reduce the stated percentage of holders of debt securities necessary to modify or amend the indentures or waive our compliance with certain provisions of the indentures and certain defaults thereunder.

EVENTS OF DEFAULT, NOTICE AND WAIVER

         The indentures provide holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities. You should review these provisions carefully in order to understand what constitutes an event of default under the indentures.

         Unless stated otherwise in the prospectus supplement, an event of default with respect to any series of debt securities under each indenture will be:

     o default in the payment of the principal of, or premium, if any, on any debt security of such series at its maturity;

     o   default in making a sinking fund payment, if any, when due and payable;

     o default for 30 days in the payment of any installment of interest on any debt security of such series;

     o default for 90 days after written notice in the observance or performance of any other covenant in the relevant indenture;

     o certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee for us or our property;

     o an event of default with respect to any other series of debt securities outstanding under the applicable indenture or an event of default under any other indebtedness of ours for borrowed money in excess of a number to be stated in the prospectus supplement which results in an aggregate principal amount of at least such number of such other series of debt securities or such other indebtedness becoming or being declared due and payable and such acceleration has not been rescinded or annulled within 10 days after notice of default is given; and

     o any other event of default provided in or pursuant to the applicable resolution of the Board of Directors or supplemental indenture under which such series of debt securities is issued.

         The trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except in the payment of principal, premium or interest) if it considers such withholding in the interest of such holders.

         If any event of default with respect to any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series may declare the principal of all the debt securities of such series to be due and payable immediately.

         Each indenture will contain a provision entitling the trustee to be indemnified by the holders before proceeding to exercise any right or power under the indenture at the request of any of the holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trusts or power conferred upon the trustee, with respect to the debt securities of such series. The right of a holder to institute a proceeding with respect to the applicable indenture is subject to certain conditions precedent, including notice and indemnity to the trustee. However, the holder has an absolute right to the receipt of principal of, premium, if any, and interest, if any, on the debt securities of any series on the respective stated maturities (as defined in the indentures) and to institute suit for the enforcement of these rights.

         The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past defaults. The following defaults may only be waived with the consent of each holder of an affected debt security:

     o a default in payment of the principal of or premium, if any, or interest, if any, on any debt security of such series;

     o a default in the payment of any sinking fund installment or analogous obligation with respect to the debt securities of such series; and

     o a default in respect of a covenant or provision of the applicable indenture which cannot be amended or modified without the consent of the holder of each outstanding debt security affected.

         We will furnish to the trustee annual statements as to the fulfillment of our obligations under each indenture.

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

         Each indenture will permit us to be discharged from our obligations under such indenture and the debt securities if we comply with the following procedures. This discharge from our obligations is referred to in this prospectus as defeasance.

         Unless the applicable prospectus supplement states otherwise, if we deposit with the trustee sufficient cash and/or government securities to pay and discharge the principal and premium, if any, and interest, if any, to the date of maturity on such series of debt securities then from and after the ninety-first day following such deposit:

     o we will be deemed to have paid and discharged the entire indebtedness on the debt securities of any series; and

     o our obligations under each indenture with respect to the debt securities of such series will cease to be in effect.

         Following such defeasance, holders of the applicable debt securities would be able to look only to the trust fund for payment of principal and premium, if any, and interest, if any, on their debt securities.

         Such defeasance may be treated as a taxable exchange of the related debt securities for obligations of the trust or a direct interest in the money or government securities held in the trust. In that case holders of such debt securities would recognize gain or loss as if the trust obligations or the money or government securities held in the trust, as the case may be, had actually been received by the holders in exchange for their debt securities. Such holders thereafter might be required to include as income a different amount of income than in the absence of such defeasance. We urge prospective investors to consult their own tax advisors as to the specific tax consequences of defeasance.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED SECURITIES

GENERAL

         We will issue subordinated debt securities under a subordinated debt indenture. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities. The subordinated debt securities may rank on an equal basis with certain other subordinated debt of ours that may be outstanding from time to time and will rank junior to all senior indebtedness (as defined below or may be defined in the subordinated debt indenture) of ours (including any senior debt securities) that may be outstanding from time to time.

         If subordinated debt securities are issued under the subordinated indenture, the aggregate principal amount of senior indebtedness outstanding as of a recent date will be set forth in the applicable prospectus supplement. The subordinated indenture does not restrict the amount of senior indebtedness that we may incur.

SUBORDINATION

         The payment of the principal of, and premium, if any, and interest on the subordinated debt securities is expressly subordinated, to the extent and in the manner set forth in the subordinated indenture, in right of payment to the prior payment in full of all of our senior indebtedness. The term senior indebtedness is defined in the subordinated indenture as indebtedness we incur for money borrowed, all deferrals, renewals or extensions of any such indebtedness and all evidences of indebtedness issued in exchange for any such indebtedness. Senior indebtedness also includes our guarantees of the foregoing items of indebtedness for money borrowed by persons other than us, unless, in any such case, such indebtedness or guarantee provides by its terms that it will not constitute senior indebtedness.

         The subordinated debt indenture provides that, unless all principal of and any premium or interest on, the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment or other distribution may be made with respect to the subordinated indebtedness in the following circumstances:

     o any acceleration of the principal amount due on the subordinated debt securities;

     o the dissolution or winding-up or total or partial liquidation or reorganization of OMI, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings;

     o a default in the payment of principal, premium, if any, sinking fund or interest with respect to any senior indebtedness; or

     o an event of default (other than a default in the payment of principal, premium, if any, sinking funds or interest) with respect to any senior indebtedness, as defined in the instrument under which the same is outstanding, permitting the holders of senior indebtedness to accelerate its maturity, and such event of default has not been cured or waived.

         A merger, consolidation or conveyance of all or substantially all of our assets on the terms and conditions provided in the subordinated indenture will not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of these subordination provisions.

         If the holders of subordinated securities receive any payment or distribution of our assets not permitted by the subordination provisions, the holders of subordinated debt securities will have to repay such amount to the holders of the senior debt securities or to the trustee.

SUBROGATION

         After the payment in full of all senior indebtedness, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions of our assets or securities applicable to the senior indebtedness until the subordinated debt securities are paid in full. Under these subrogation provisions, no payments or distributions to the holders of senior indebtedness which otherwise would have been payable or distributable to holders of the subordinated debt securities will be deemed to be a payment by us to or on the account of the senior indebtedness. These provisions of the subordinated indenture are intended solely for the purpose of defining the relative rights of the holders of the subordinated debt securities and the holders of the senior debt securities. Nothing contained in the subordinated indenture is intended to impair our absolute obligation to pay the principal of and interest on the subordinated debt securities in accordance with their terms or to affect the relative rights of the holders of the subordinated debt securities and our creditors other than the holders of the senior indebtedness. These subrogation provisions of the subordinated indenture will not prevent the holder of any subordinated debt security from exercising all remedies otherwise permitted by applicable law upon default of such security, subject to the rights of subordination described above.

CONCERNING THE TRUSTEES

         Except during the continuance of an event of default, each of the trustees will perform only those duties that are specifically set forth in the relevant indenture. During the continuance of any event of default under an indenture, the trustee thereunder will exercise its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use his rights under the circumstances in the conduct of his own affairs.

GOVERNING LAW

         The subordinated debt securities and the indenture under which they will be issued are governed by the laws of the State of New York.


                             DESCRIPTION OF WARRANTS

GENERAL

         The following is a summary of material provisions of the warrants that we may issue pursuant to one or more separate warrant agreements, either independently or together with other securities. This summary does not include all of the provisions of the warrants. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We urge you to read the form of warrant agreement filed with the applicable prospectus supplement. The terms of the warrants to subscribe for our debt securities include those stated in the forms of warrant agreements. Provisions of the forms of warrant agreements or terms defined in the forms of warrant agreements summarized below are incorporated into this prospectus by reference.

         We may issue warrants for the purchase of:


     o    debt securities;

     o    preferred stock; or


     o    common stock.

         The warrants may be issued in one or more series. Please refer to the prospectus supplement relating to particular series of warrants for specific terms of the warrants, including the following terms:

     o   the type and number of warrants;

     o the name, amount and terms of the securities for which the warrants may be exercised;

     o if applicable, the name and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

     o   the expiration date of the warrants;

     o   the period during which warrants may be exercised;

     o   the exercise price of the warrants;

     o the minimum or maximum amount of the warrants that may be exercised at any one time;

     o   any mandatory or optional call provisions;

     o   the identity of the warrant agent;

     o   a discussion of certain Federal income tax considerations; and

     o   any other terms of the warrants offered thereunder.

         The warrants will be represented by warrant certificates. We will pay all stamp taxes and any other duties to which the original issuance of the warrant certificates may be subject.

TRANSFER AND EXCHANGE

         Warrants may be transferred or exchanged pursuant to procedures outlined in the applicable warrant agreement. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the applicable warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

         No warrant or warrant certificate will entitle the holder thereof to any of the rights of a holder of the security for which the warrant may be exercised, including the right to receive payments of principal or interest on debt securities or to enforce any of the covenants in any indenture relating to debt securities or the right to receive dividends on common or preferred stock or vote with common or preferred.

EXERCISE OF WARRANTS

         In order to exercise warrants, the holder of the warrants will be required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for the securities to be subscribed for upon such exercise. The exercise price must be paid in cash or by certified or official bank check or by wire transfer to an account we designate for such purpose. The warrant agent then will deliver the applicable securities to the holder, and will issue a new warrant certificate for any warrants not exercised.

AMENDMENT OF WARRANT AGREEMENT

         From time to time, we and the warrant agent under the relevant warrant agreement, may amend or supplement the warrant agreement for certain purposes without the consent of the holders of the warrants issued thereunder, including to cure defects or inconsistencies or make any change that does not materially and adversely affect the rights of any holder. Any amendment or supplement to a warrant agreement that has a material adverse effect on the interests of the holders of the warrants issued thereunder will require the written consent of the holders of a majority of the outstanding warrants issued thereunder.

         The written consent of each holder of the warrants affected shall be required for any amendment that:

     o   increases the exercise price;

     o   shortens the period during which warrants may be exercised;

     o if the warrants may be redeemed at our option, reduces the price at which the warrants may be redeemed; or

     o   materially and adversely affects the exercise rights of holders.

                          DESCRIPTION OF CAPITAL STOCK

         We outline below a summary of material information relating to our capital stock, including summaries of certain provisions of our articles of incorporation, as amended, and our by-laws, as amended. This summary does not include all of the provisions of our articles of incorporation or by-laws. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common laws, and are subject to, and are qualified in their entirety by reference to, the terms and detailed provisions of the articles of incorporation and of the by-laws. We urge you to read our full articles of incorporation and by-laws.

COMMON STOCK

         Each holder of common stock is entitled to one vote for each share registered in the holder's name on our books on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected if they choose to do so. In this event, the holders of the remaining common stock voting for the election of directors will not be able to elect any persons to the board of directors. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Subject to the prior rights of holders of the preferred stock, the holders of the common stock are entitled to receive, in the event of liquidation, dissolution or winding up, pro rata, all assets remaining after payment of all obligations, and are entitled to receive the dividends as may be declared by the board of directors out of funds legally available therefor.

         On November 19, 1998, the board of directors approved the adoption of a shareholder rights plan in which it declared a dividend distribution of one right for each outstanding share of common stock, $0.50 par value to stockholders of record at the close of business on May 1, 1998. Each right entitles the record holder to purchase from us one hundred-thousandth of a share of our Series A Participating Preferred Stock, $1.00 par value at a price of $25.00, subject to adjustment in certain circumstances.

         Initially, the rights attach to the certificates representing outstanding shares of common stock, and no rights certificates will be distributed. In general, the rights will separate from the common stock and a distribution date will occur only if a public announcement that a person or group of affiliated or associated persons has acquired (an "Acquiring Person"), or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock, or after the commencement of a tender offer or exchange offer if, upon consummation thereof, the person or group making the offer would be the beneficial owner of 15% or more of the outstanding shares of common stock. Thereafter, under certain circumstances, each right (other than any rights that are or were beneficially owned by an Acquiring Person, which rights will be void) could become exercisable to purchase at the purchase price a number of shares of common stock (or, in certain circumstances, the common stock of a company into which we are merged or consolidated or to which we sell all or substantially all of our assets) having a market value equal to two times the purchase price.

SPECIAL ARTICLE AND BY-LAW PROVISIONS

         Our articles of incorporation provide for three classes of directors having staggered terms. The term of office of each class is three years. The articles of incorporation also provide that directors may be removed only for cause and only by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of our directors.

         Our articles of incorporation require a vote of the holders of not less than 80% of the voting stock to approve a merger or consolidation, or a sale, lease, exchange, transfer or other disposition of all or any substantial part of our assets to certain other persons, entities and groups, and their affiliates and associates, holding directly or indirectly more than 10% of our voting stock, unless (1) such merger, consolidation, disposition or other transaction was approved by at least 66 2/3% of the members of the board of directors who are continuing directors (as defined in the certificate of incorporation) or (2) in the case of a merger, consolidation, or sale of assets, the cash or the fair market value or other consideration to be received by our common stockholders is at least equal to the highest price paid by such 10% holder for its shares, and certain other conditions are met.

         Under the by-laws, any action required to be taken or which may be taken at any annual or special meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

         The foregoing provisions could render more difficult or discourage a tender offer, merger or proxy contest for control of the corporation and could have the effect of making it more difficult to remove incumbent management in these situations.

         The by-laws also require the approval of at least 66 2/3% of the members of the board of directors to take certain actions, including the amendment, notification or repeal of any of the by-laws.

PREFERRED STOCK

         Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preference, and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the corporation before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The total number of preferred shares that can be issued is currently 5 million, none of which are issued or outstanding, less shares required to be reserved pursuant to our Rights plan.

DIVIDENDS

         Our board of directors has not declared dividends to this date. Our current policy is not to pay dividends, but to retain cash for future business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon the results of operations, financial condition, capital restrictions, covenants and other factors deemed relevant by the board of directors.

                                 USE OF PROCEEDS

         Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of securities offered through this prospectus will be used for general corporate purposes, which may include working capital, capital expenditures, the acquisition of vessels and the reduction or refinancing of existing indebtedness.

                     RATIOS OF EARNINGS TO FIXED CHARGES AND
                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED SHARE DIVIDENDS

RATIOS OF EARNINGS TO FIXED CHARGES

         The following table shows our ratios of earnings to fixed charges:

          FOR THE YEARS ENDED DECEMBER 31                    AS OF SEPTEMBER 30,
          -------------------------------                    -------------------
      2002     2001     2000     1999     1998                 2003     2002
     ------   ------   ------   ------   ------               ------   ------
      1.3       3.4      2.1      (A)      1.1                  3.3      1.1

(A) For the year ended December 31, 1999 the earnings were insufficient to cover fixed charges by $78,046,000.


RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

         We have not paid any dividends on preferred shares and as a result the ratios of earnings to combined fixed charges and preference dividends are the same as above.

CALCULATION OF RATIOS

         The ratios of earnings to fixed charges were calculated based on information from our records.

         For purposes of these tables, "earnings" is calculated by adding:

         (1) pre-tax income from continuing operations before income or loss from equity investees;

         (2)   fixed charges;

         (3)   amortization of capitalized interest; and

         (4)   distributed income of equity investees;

and then subtracting:

         (1)   capitalized interest.

         "Fixed charges" is calculated by adding:

         (1)   interest expenses and capitalized;

         (2)   amortized capitalized expenses related to indebtedness; and

         (3)   an estimate of the interest within rental expense.

         The term "equity investees" means investments that we account for using the equity method of accounting.

                            COMMON STOCK PRICE RANGE

         The Company's Common Stock is listed on the New York Stock Exchange under the symbol "OMM." The table below shows the range of reported high and low prices on the New York Stock Exchange Composite Tape for the Company's Common Stock for the periods indicated and the dividends paid per share on the Common Stock for such periods.

                                                     COMMON STOCK PRICE
                                                    --------------------
                                                    HIGH            LOW
                                                    ----            ---
Year ended December 31, 2001
         First Quarter......................      $ 7.90         $ 5.06
         Second Quarter.....................        8.48           5.50
         Third Quarter......................        5.89           3.70
         Fourth Quarter.....................        4.30           2.94
Year ended December 31, 2002
         First Quarter......................        4.14           2.82
         Second Quarter.....................        5.18           3.58
         Third Quarter......................        4.11           3.00
         Fourth Quarter.....................        4.18           3.15
Period ended December 11, 2003
         First Quarter......................        5.09           4.06
         Second Quarter.....................        6.45           4.30
         Third Quarter .....................        7.72           6.00
         Fourth Quarter
              to December 11, 2003..........        8.10           6.00


                              PLAN OF DISTRIBUTION

         We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. The securities also may be sold pursuant to the purchase agreement described below under the heading "--Equity Line of Credit." We may sell the securities (1) through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:

     o   a fixed price or prices, which may be changed;

     o   market prices prevailing at the time of sale;

     o   prices related to the prevailing market prices; or

     o   negotiated prices.

         We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

         If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

         If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

         With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

         Shares of common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on the New York Stock Exchange. Other securities may or may not be listed on the New York Stock Exchange or a national securities exchange. To facilitate the offering of securities, other than securities offered through an equity line of credit, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

         The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

EQUITY LINE OF CREDIT

         On November 13, 2003, we entered into what is sometimes termed as an equity line of credit arrangement with Acqua Wellington North American Equities Fund, Ltd.. Specifically, we entered into a common stock purchase agreement with Acqua Wellington, which provides that Acqua Wellington is committed to purchase up to $57,000,000 of our common stock over the 21-month term of the purchase agreement. We have filed the purchase agreement as an exhibit to this registration statement, and you should read the actual terms of the purchase agreement for the definitive terms and conditions. The total amount of securities available under the purchase agreement does not exceed 10% of the aggregate market value of our outstanding common stock that was held by our non-affiliates on a day within sixty days prior to November 14, 2003. From time to time beginning on the date of this prospectus and ending on or before August 13, 2005 and at our sole discretion, we may, subject to having a registration statement for this arrangement (in a form reasonably satisfactory to Acqua Wellington) declared effective by the SEC, present Acqua Wellington with draw down notices constituting offers to purchase our common stock over a draw down period of twenty consecutive trading days, or such other number of trading days as agreed upon by us and Acqua Wellington. Under the purchase agreement, we are able to present Acqua Wellington with up to 18 draw down notices during the term of the agreement, unless we agree with Acqua Wellington to a different number of notices, with a minimum of five trading days required between each draw down period, unless we agree with Acqua Wellington to a different number of minimum days.

         Each draw down notice sets forth a threshold price and the dollar value of the shares Acqua Wellington is obligated to purchase during the draw down period. The threshold price we choose, which cannot be less than $2.00 without the consent of Acqua Wellington, generally establishes the maximum value of the stock we can obligate Acqua Wellington to buy during the period as set forth in the following table. However, we may agree with Acqua Wellington to modify the maximum purchase value applicable to a particular draw down. In no event will the dollar value of securities we sell to Acqua Wellington pursuant to the purchase agreement exceed $57,000,000 in the aggregate.

----------------------------------------------------------------------------------------
             Threshold Price*                  Maximum Purchase Value per Draw Down
----------------------------------------------------------------------------------------
  Greater than or equal to $2.00 but less                   $3,000,000
                than $3.00
----------------------------------------------------------------------------------------
 Each $1.00 increase above $2.00, up to a       An increase of $1,000,000 (from the
            maximum of $10.00              $3,000,000 listed above) up to a maximum of
                                                           $11,000,000
----------------------------------------------------------------------------------------

*Note: The Minimum Threshold Price is $2.00 unless we and Acqua Wellington agree otherwise

         Once presented with a draw down notice, Acqua Wellington is required to purchase a pro rata portion of the shares on each trading day during the draw down period on which the daily volume weighted average price for our common stock exceeds a threshold price for such draw down. The threshold price will be determined by us and set forth in the draw down notice. The per share purchase price for the shares Acqua Wellington will be required to purchase equals the daily volume weighted average price of our common stock on each date during the draw down period on which shares are purchased, less a discount of 5.00%, unless we agree otherwise with Acqua Wellington. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during a draw down period, the purchase agreement provides that Acqua Wellington will not be obligated but still may elect to purchase the pro rata portion of shares of common stock allocated to that day at the threshold price for the draw down period, less Acqua Wellington's discount. The number of shares Acqua Wellington would be obligated to buy on any trading day during a draw down period is calculated by dividing that day's pro rata part of the total purchase amount by that day's volume weighted average price, less Acqua Wellington's discount. The total number of shares Acqua Wellington would be required to purchase during a draw down period is the aggregate of the daily amounts.

         As an example of how the draw down mechanism set forth in the table above works, assume that we had sent Acqua Wellington a draw down notice choosing a threshold price of $4.00 and a corresponding draw amount of $5,000,000.00. On each of the following twenty trading days that comprise the draw down period, Acqua Wellington would be obligated to purchase approximately $250,000.00 worth of our stock at that day's volume weighted average price less a 5.00% discount. On a trading day during the draw down period when the volume weighted average price was $4.50, Acqua Wellington would be obligated to buy approximately 58,411 shares at a price of $4.28 per share (which represents a 5% discount from the volume weighted average price of $4.50). Assuming the volume weighted average price remained at $4.50 for each trading day during the draw down period, Acqua Wellington would be obligated to purchase a total of approximately 1,168,220 shares for $4,999,981.60. As the volume weighted average price increases, the number of shares required to be purchased will decrease, since the total draw down amount will remain constant. Similarly, as the volume weighted average price decreases, the number of shares required to be purchased will increase.

         The purchase agreement also provides that from time to time we may, at our sole discretion, grant Acqua Wellington the right to exercise one or more call options to purchase additional shares of our common stock during each draw down period for the amount that we specify. Any purchase is subject to the condition that the aggregate dollar amount of all shares purchased under the equity line financing may not exceed $57,000,000 for the term of the purchase agreement. Upon Acqua Wellington's exercise of the call option, we will issue and sell such additional shares of our common stock at a price equal to the greater of (1) the daily volume weighted average price of our common stock on the day Acqua Wellington notifies us of its election to exercise its call option or (2) the threshold price for the call option determined by us and set forth in the draw down notice (which shall not be less than $2.00), less Acqua Wellington's discount.

         In addition to our issuance of shares of common stock to Acqua Wellington pursuant to the purchase agreement, this prospectus also covers the sale of those shares from time to time by Acqua Wellington to the public. Acqua Wellington is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

         Acqua Wellington has informed us that it intends to use Carlin Equities Corporation as the broker-dealer to sell on the New York Stock Exchange shares of our common stock purchased under purchase agreement. Such sales will be made on the New York Stock Exchange at prices and at terms then prevailing or at prices related to the then current market price. Carlin Equities Corporation is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Acqua Wellington has informed us that Carlin Equities Corporation, which is not an affiliate of Acqua Wellington, will receive commissions from Acqua Wellington which will not exceed the limits imposed by the National Association of Securities Dealers. Acqua Wellington also will pay other expenses associated with the sale of the common stock it acquires pursuant to the purchase agreement.

         The shares of common stock may be sold in one or more of the following manners:

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

     o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

         Acqua Wellington has agreed that prior to and during the term of the purchase agreement, neither Acqua Wellington nor any of its affiliates or entities managed by Acqua Wellington will sell any of our securities except the shares that Acqua Wellington (or its respective affiliate or managed entity) owns at the time of the sale, or any shares that Acqua Wellington is obligated to purchase under a pending draw down notice.

         In addition, Acqua Wellington and Carlin Equities Corporation will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Acqua Wellington or Carlin Equities Corporation. Under these rules and regulations, Acqua Wellington and Carlin Equities Corporation:

     o may not engage in any stabilization activity in connection with our securities;

     o must furnish each broker which offers shares of our common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by each broker; and

     o may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

         These restrictions may affect the marketability of the shares of common stock by Acqua Wellington and Carlin Equities Corporation.

         We have agreed to indemnify and hold harmless Acqua Wellington and Carlin Equities Corporation against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference in the registration statement of which this prospectus is a part, or any omission or alleged omission to state in the registration statement or any document incorporated by reference in the registration statement, a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon written information provided to us by Acqua Wellington or Carlin Equities Corporation. We have agreed to pay fifty thousand dollars ($50,000) of Acqua Wellington's fees and expenses, including attorney's fees, incurred by Acqua Wellington in connection with the preparation, negotiation, execution and delivery of the purchase agreement. We have also agreed to pay all reasonable fees and expenses, including attorney's fees, incurred by Acqua Wellington in connection with any amendments, modifications or waivers of the purchase agreement.

         In addition, we have agreed to pay to Credit Lyonnais Securities (USA), Inc. two percent of the aggregate proceeds received by us from the sale of the shares to Acqua Wellington as a placement fee for introducing us to Acqua Wellington, and to indemnify and hold harmless Credit Lyonnais Securities against certain liabilities, including liabilities under the Securities Act. Credit Lyonnais Securities is not a party to the purchase agreement nor obligated to purchase any of our shares thereunder.


                                  LEGAL MATTERS

         The validity of the Common Stock being offered hereby will be passed upon for the Company by Fredric S. London, Esq., Senior Vice President and General Counsel of the Company.


                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.



                               ------------------

                                TABLE OF CONTENTS
                              Prospectus Supplement
                                                                            Page
                                                                            ----
About this Prospectus Supplement and
  the Accompanying Prospectus .........................................      S-1
Forward-Looking Statements ............................................      S-1
The Company ...........................................................      S-2
Recent Developments. ..................................................      S-2
Use of Proceeds .......................................................      S-3
Underwriting ..........................................................      S-4
Legal Matters .........................................................      S-5
Experts ...............................................................      S-5

                                   Prospectus

Available Information .................................................        2
Liability and Indemnification of
  Directors and Officers of
  OMI Corporation .....................................................        2
Risk Factors ..........................................................        2
Incorporation of Certain
  Information by Reference ............................................       10
The Company ...........................................................       12
Description of Debt Securities ........................................       12
Description of Warrants ...............................................       20
Description of Capital Stock ..........................................       22
Use of Proceeds .......................................................       24
Ratio of Earnings to Fixed Charges ....................................       24
Common Stock Price Range ..............................................       25
Plan of Distribution ..................................................       25
Legal Matters .........................................................       29
Experts ...............................................................       29

================================================================================


                                2,000,000 Shares



                                 OMI CORPORATION





                                  Common Stock





                               ------------------



                              PROSPECTUS SUPPLEMENT



                               ------------------





                              GOLDMAN, SACHS & CO.




                             DAHLMAN ROSE WEISS, LLC


================================================================================